FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     * The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

May 22, 2003	FOR IMMEDIATE RELEASE

DELHAIZE GROUP’S SHAREHOLDERS APPROVE 2002 DIVIDEND

BRUSSELS, Belgium, May 22, 2003 – Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, today announced that its shareholders approved at the Ordinary General Meeting the distribution of a gross dividend of EUR 0.88 per share, before deduction of withholding tax of 25%, resulting in a net dividend of EUR 0.66 per share for the financial year 2002.

The Ordinary General Meeting elected Baron Georges Jacobs (62) as director for a three-year period. Since 1987, Mr. Jacobs has served as Chairman of the Executive Committee of the Belgian pharmaceutical and chemical company UCB Group. He also serves on the Board of Directors of UCB, Bekaert, Spadel and SN Brussels Airlines. Mr. Jacobs is President of UNICE (Union of Industrial and Employers’ Confederations of Europe) and is a member of the Management Committee and Honorary Chairman of the Federation of Belgian Companies.

The shareholders at the Ordinary General Meeting also recognized the departure of Roger Boin, Hugh Farrington and Jacques Le Clercq as Board members. The shareholders renewed the terms of the directors Pierre-Olivier Beckers (43), Baron de Cooman d’Herlinckhove (69), Didier Smits (41) and Frans Vreys (73), each for a period of three years. Pierre-Olivier Beckers is the President and Chief Executive Officer of Delhaize Group.

At an Extraordinary General Meeting held earlier in the day, the shareholders renewed the authorization to the Board of Directors to acquire and transfer Delhaize Group shares up to a maximum amount of 10% of the total number of issued shares. The Board of Directors of Delhaize Group intends to use this authorization principally to satisfy the exercise of options under the stock option plans of the Group.

The Extraordinary General Meeting also formalized the creation, through an amendment of the articles of association, of a Audit Committee within the Board of Directors and granted the Board of Directors the authority to create other committees. Delhaize Group formed Audit, Governance and Compensation Committees in 2001, and such committees have been fully functioning since that time without reference to such committees in the articles of association. This amendment formalizes recognition of the committees as permitted by recent changes in Belgian legislation.

On May 22, 2003, the Board of Directors of Delhaize Group approved the issuance of a maximum 2.9 million warrants to the beneficiaries of Delhaize Group’s 2002 Stock Incentive Plan. This plan is primarily targeted to the management of the U.S. operations of Delhaize Group. Subject to the terms and conditions of the plan, the warrants will be exercisable until 2013.

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The Board also decided to launch a new stock option plan in early June of this year for the management in Belgium and executives in other non-U.S. operating companies of the Group. A maximum of 425,000 stock options could be granted under this plan. Subject to the terms and conditions of the plan, the options will be exercisable until 2010.

The dividend will become payable to owners of ordinary shares beginning on May 26, 2003 against coupon no. 41. The payment of the dividend to the ADR holders will be made through The Bank of New York from June 5, 2003 on.

Delhaize Group
Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end of 2002, Delhaize Group’s sales network consisted of 2,520 stores. In 2002, Delhaize Group posted EUR 20.7 billion (USD 19.6 billion) in sales and EUR 178.3 million (USD 168.6 million) in net earnings. Delhaize Group employs approximately 144,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

This press release is available in English, French and Dutch. You can also find it on the corporate web site at http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2001 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date:	May 27, 2003	By:	/s/ Michael R. Waller

Michael R. Waller
Senior Vice President

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